SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Matters Relating to the Grant of A Share Options	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 7, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Matters Relating to the Grant of A Share Options

The Board and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	Grant Date of the Share Options: 6 January 2015

•	Number of the Share Options Granted: 38,760,000

On 6 January 2015, the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and adopted at the Fifth Meeting of the Eighth Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”), and the Company’s directors, Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang and Mr. Guo Xiaojun, abstained from voting on the aforesaid proposals as participants of the initial grant under the Share Option Scheme. The Company’s independent non-executive directors expressed their independent opinions on the aforesaid proposals and Beijing Haiwen & Partners issued a legal opinion on the matters involved therein. A verification opinion on the adjusted list of participants and number of share options under the initial grant of the Share Option Incentive Scheme was issued, and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme was reviewed and adopted at the Sixth Meeting of the Eighth Session of the Supervisory Committee.

I.	Introduction to the Share Option Incentive Scheme

(I) Relevant approval procedures and information disclosure procedures having been completed in relation to the Share Option Incentive Scheme

1.	On 15 August 2014, the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Share Option Incentive Scheme (Draft)”), the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Administrative Measures on the Share Option Incentive Scheme (Draft)”), the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the “Administrative Measures for Appraisal under the Share Option Incentive Scheme (Draft)”), and the Proposal regarding Proposing the General Meeting and the Class Meetings of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme were reviewed and adopted at the Second Meeting of the Eighth Session of the board of directors of the Company. The Company’s directors, Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang and Mr. Guo Xiaojun, abstained from voting on the aforesaid proposals as the eligible participants under the Share Option Incentive Scheme (Draft). The Company’s independent non-executive directors expressed their independent opinions on the Share Option Incentive Scheme of the Company, and Beijing Haiwen & Partners issued a legal opinion on the aforesaid proposals. The Supervisory Committee convened the Second Meeting of the Eighth Session on the same day to review the aforesaid proposals and verified the list of participants set out in the Share Option Incentive Scheme (Draft). The relevant matters were published on the China Securities Journal, the Shanghai Securities News and the Securities Times on 18 August 2014 and uploaded on the website of the Shanghai Stock Exchange (the “SSE Website”) and the website of The Stock Exchange of Hong Kong Limited (the “SEHK Website”).

2.	The Share Option Incentive Scheme (Draft) of the Company was approved by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”) by approval document (Guo Zi Fen Pei No. [2014]1006). The relevant matters were published on the China Securities Journal, the Shanghai Securities News and the Securities Times on 17 October 2014 and uploaded on the SSE Website and the SEHK Website.

3.	After the Share Option Incentive Scheme (Draft) of the Company was put on record by China Securities Regulatory Commission (“CSRC”) without dissent, the Eighth Session of the board of directors of the Company convened the Fourth Meeting on 29 October 2014, at which, it was decided that the 2014 First Extraordinary General Meeting, the 2014 First A Shareholders Class Meeting and the 2014 First H Shareholders Class Meeting be convened on 23 December 2014 to review the proposals in respect of the Share Option Incentive Scheme. The relevant matters were published on the China Securities Journal, the Shanghai Securities News and the Securities Times on 30 October 2014 and uploaded on the SSE Website and the SEHK Website.

4.	On 23 December 2014, in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Company’s controlling shareholder, China Petroleum and Chemical Corporation, convened a general meeting to review and adopt the Share Option Incentive Scheme (Draft). The details of the relevant matters were set out in the Announcement of China Petroleum and Chemical Corporation on the Resolutions of the 2014 First Extraordinary General Meeting, which was published by China Petroleum and Chemical Corporation on the SSE Website and the SEHK Website.

5.	On 23 December 2014, the Company convened the 2014 First General Meeting and the 2014 First A Shareholders Class Meeting through a combination of on-site voting, online voting (applicable to A shareholders) and solicitation of votes by independent non-executive directors, and convened the 2014 First H Shareholders Class Meeting through a combination of on-site voting and solicitation of votes by independent non-executive directors. At the above meetings, the Share Option Incentive Scheme (Draft), the Administrative Measures on the Share Option Incentive Scheme (Draft), the Administrative Measures for Appraisal under the Share Option Incentive Scheme (Draft) and the Proposal regarding Authorizing the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme were reviewed and adopted by the way of special resolution. The Chairman of the Supervisory Committee gave a statement on the verification opinion in respect of the participants at the General Meeting. The relevant matters were published on the China Securities Journal, the Shanghai Securities News and the Securities Times on 24 December 2014 and uploaded on the SSE Website and the SEHK Website.

(II)	Conditions for the Initial Grant and Board Statement on Fulfillment of Such Conditions

1.	Conditions for the Initial Grant

In accordance with the Share Option Incentive Scheme, the Company may only grant share options to the participants provided that both the Company and the participants have fulfilled the following conditions:

(1)	None of the following has occurred to the Company:

a.	a financial and accounting report of the Company being issued by a certified public accountant contains adverse opinions or disclaimers of opinions for the most recent financial year;

b.	administrative penalties being imposed by the CSRC for material non-compliance by the Company during the most recent year; and

c.	any other circumstances as identified by the CSRC.

(2)	None of the following has occurred in relation to the participants:

a.	being publicly condemned or declared as an ineligible candidate by the Shenzhen Stock Exchange, the Shanghai Stock Exchange or The Stock Exchange of Hong Kong Limited during the most recent three years;

b.	administrative penalties imposed by the CSRC for material non-compliance by the participant during the most recent three years;

c.	being prohibited from acting as a director or senior management of the Company under the Company Law; and

d.	any other serious non-compliance with the relevant provisions of the Company by the participant as identified by the board.

(3)	Performance Conditions for the Initial Grant of the Share Options:

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB 1.6 billion, weighted average ROE was no less than 6% and proportion of the main business revenue in the total business revenue was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objective issued by the SASAC to Sinopec Group and the Company.

2.	Statement on Fulfillment of Conditions for the Initial Grant by the Board of Directors

Upon verification by the board of directors of the Company, both the Company and the participants have achieved the aforesaid requirements and indicators and thus fulfilled the conditions for the initial grant. The Company’s independent non-executive directors unanimously agreed to implement the proposal in respect of the initial grant and expressed their independent opinions thereon.

(III)	Initial Grant of the Share Options

1.	Grant Date: 6 January 2015 (Tuesday)

2.	Number of Share Options Granted: 38,760,000

3.	Number of Participants: 214 persons

4.	Determination of the Exercise Price

(1)	Principles for Determination

The exercise price under the initial grant shall not be lower than the highest of the following:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft scheme, which was RMB 3.29 per share;

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft scheme, which was RMB 3.27 per share; and

iii.	RMB 4.20 per share.

(2)	Exercise Price under the Initial Grant:

In accordance with the determination principles for the exercise price, the exercise price under the initial grant is RMB 4.20 per share. For reference only, on the grant date, the closing price of A shares of the Company is RMB 4.51 per share, and that of H shares of the Company is HK$2.37 per share.

5.	Source of Shares: A shares issued by the Company to the participants.

6.	Validity Period and Exercise Arrangement under the Initial Grant:

The validity period of the share options shall be five years commencing from the grant date, but subject to the following exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the board of directors upon fulfillment of the conditions for grant under the Share Option Incentive Scheme
1st Exercisable Period	commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

7. Allocation of Share Options under the Initial Grant

	Item Name	Position	Number of share options to be granted under the initial grant	Percentage in the total number of share options to be granted under the initial grant	Percentage in the total share capital at the time of the initial grant
I. Directors and senior management
1	Wang Zhiqing	Chairman, General Manager	500,000	1.29%	0.005%
2	Gao Jinping	Vice Chairman, Deputy General Manager	500,000	1.29%	0.005%
3	Ye Guohua	Executive Director, Chief Financial Officer	430,000	1.11%	0.004%
4	Jin Qiang	Executive Director, Deputy General Manager	430,000	1.11%	0.004%
5	Guo Xiaojun	Executive Director, Deputy General Manager	430,000	1.11%	0.004%
6	Tang Weizhong	Secretary to the Board	250,000	0.64%	0.002%

Sub-total		6	2,540,000	6.55%	0.024%

II. Key business personnel holding core positions
Key management personnel		133	29,150,000	75.21%	0.270%
Key technical personnel		67	6,560,000	16.92%	0.061%
Key skillful personnel		8	510,000	1.32%	0.004%

Sub-total		208	36,220,000	93.45%	0.335%

Total		214	38,760,000	100.00%	0.359%

In accordance with Rule 17.04(1) of the Hong Kong Listing Rules, the grant of share options to executive directors and senior management has been approved by independent non-executive directors of the Company.

Save as disclosed above, none of the participants is a director, chief executive or substantial shareholder of the Company, or any of their respective associates (as defined under the Hong Kong Listing Rules) as at the date of this announcement.

II.	A Verification Opinion of the Supervisory Committee on the (Adjusted) List of Participants and Number of Share Options to Be Granted under the Initial Grant of the Share Option Incentive Scheme

After the Share Option Incentive Scheme (Draft) was reviewed and adopted at the Second Meeting of the Eighth Session of the Board of Directors of the Company, there were in total 14 participants under the initial grant who had their positions changed and their positions ceased to fall into the scope of positions qualified for the initial grant of the Share Option Incentive Scheme, therefore such participants were removed from the list of participants under the initial grant. The Supervisory Committee agrees that the Company may adjust the list of participants and the amount of share options granted under the initial grant of share options as follows: the number of participants under the initial grant of share options shall be adjusted from 228 to 214, and the number of share options granted shall be adjusted from 41,030,000 to 38,760,000.

The above adjustments made by the Company to the list of participants and number of share options granted under the initial grant of share options comply with laws and regulations including the Administrative Measures Governing Share Incentive Schemes of Listed Companies (Trial) (the “Administrative Measures”), the Interim Measures for the Implementation of Share Incentive Schemes by (Domestic) State-controlled Listed Companies (the “Interim Measures for State-controlled Listed Companies”) and the Memorandum No.1-3 Regarding Matters of Share Incentive Schemes (the “Memorandum No. 1-3”) and applicable provisions under the Share Option Incentive Scheme.

No participant of initial grant of share options by the Company (as adjusted) has been publicly condemned or announced by any stock exchange as inappropriate, or has received any administrative penalty by the CSRC due to substantial illegal acts or non-compliance in the past three years; all participants on the list satisfy conditions for the participants under the Administrative Measures, Interim Measures for State-controlled Listed Companies and Memorandum No. 1-3, fall into the scope of participants under the Share Option Incentive Scheme and are legally and validly qualified as participants of the initial grant under the Company’s A-share Share Option Incentive Scheme.

III.	Impact of the Initial Grant under the Share Option Incentive Scheme on the Financial Condition of the Company

The Share Option Incentive Scheme will have certain impact on the financial condition and operating results of the relevant years. In accordance with the Enterprise Accounting Standards No. 11—Share-based Payment, the Company has elected the Black-Scholes option pricing model to calculate the fair value of the share options granted under the scheme. The board has approved 6 January 2015 (Tuesday) as the grant date of the share options. Assuming that all 214 participants have exercised their options within their respective exercisable periods, the costs of the granted share options during each exercisable period are estimated as follows:

Number of share options (10,000)	Weighted average of fair value (RMB/share)	Option cost (RMB 10,000)	2015 (RMB 10,000)	2016 (RMB 10,000)	2017 (RMB 10,000)	2018 (RMB 10,000)
3876	1.69	6,541.24	2,380.11	2,380.11	1,222.67	558.36

The cost of share options will be recognized as recurring gains/losses. The above impact on the financial condition and operating results of the Company are estimation only and the figures in the annual audit report issued by the accountants shall prevail.

IV.	Conclusion of the Legal Opinion

The conclusion of the legal opinion issued by Haiwen & Partners regarding the Share Option Incentive Scheme is as follows:

1.	With regard to the grant, the necessary authorizations and approvals have been obtained, and the procedures required as at the date of the legal opinion have been completed;

2.	The board of directors of the Company has the right to determine the grant date and the grant date determined by the board of directors is not in violation of the relevant provisions of the Administrative Measures or the Share Option Incentive Scheme;

3.	The adjustments made by the board of directors of the Company to the participants and the number of share options to be granted under the Share Option Incentive Scheme of the Company as authorized by the general meeting and in accordance with the relevant provisions of the Share Option Incentive Scheme, are in accordance with the relevant provisions of the Company Law, the Securities Law, the Administrative Measures, the Memorandum No. 1, the Memorandum No. 2 and the Memorandum No. 3 and are legal and valid;

4.	The initial grant has satisfied the conditions for the participants as provided for under the Administrative Measures and the Share Option Incentive Scheme; and

5.	The participants under the initial grant are in accordance with the relevant provisions of the Company Law, the Securities Law, the Administrative Measures, the Memorandum No. 1, the Memorandum No. 2 and the Memorandum No. 3, and they are legal and valid participants under the initial grant by the Company.

By Order of the Board
Tang Weizhong
Company Secretary

Shanghai, the PRC, 6 January 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.